UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 24)

Willis Lease Finance Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

970646 10 5

(CUSIP Number)

Charles F. Willis, IV

c/o Willis Lease Finance Corporation

4700 Lyons Technology Parkway

Coconut Creek, Florida 33073

(415) 408-4700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2021

Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this statement, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

The share numbers listed for voting and dispositive power as of a particular date include the number of shares into which options were exercisable or would be exercisable within 60 days of such date.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

August 10, 2021

CUSIP No. 970646 10 5

1	Names of Reporting Persons: CFW Partners, L.P. I.R.S. Identification Nos. of above persons (entities only). 68-0392529

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,134,148

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,134,148

11	Aggregate Amount Beneficially Owned 2,134,148

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 31.58%

14	Type of Reporting Person PN

August 10, 2021

CUSIP No. 970646 10 5

1	Names of Reporting Persons: Charles F. Willis, IV I.R.S. Identification Nos. of above persons (entities only).

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 857,911

	8	Shared Voting Power 2,141,550

	9	Sole Dispositive Power 626,578

	10	Shared Dispositive Power 1,910,217

11	Aggregate Amount Beneficially Owned 2,999,461

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 44.38%

14	Type of Reporting Person IN

August 10, 2021

CUSIP No. 970646 10 5

1	Names of Reporting Persons: Austin Chandler Willis I.R.S. Identification Nos. of above persons (entities only).

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 114,723

	8	Shared Voting Power 660,895

	9	Sole Dispositive Power 78,724

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned 775,618

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.48%

14	Type of Reporting Person IN

The Schedule 13D filed with the Securities and Exchange Commission on December 11, 2000 (the “Initial 13D”) by CFW Partners, the Trust and Mr. Charles F. Willis, IV with respect to the Common Stock, par value $0.01 per share (the “Shares”), issued by Willis Lease Finance Corporation, a Delaware corporation (the “Issuer”), as amended on August 28, 2013, October 1, 2013, July 7, 2015, December 23, 2015, March 23, 2016, May 20, 2016, June 8, 2016, October 6, 2016, April 4, 2018, September 13, 2018, April 1, 2019, June 27, 2019, September 16, 2019, November 4, 2019, February 10, 2020, March 10, 2020, March 16, 2020, April 6, 2020, August 26, 2020, September 17, 2020, March 16, 2021, March 23, 2021 and June 25, 2021 (together with the Initial 13D, the “13D”), is hereby amended as set forth below.  Capitalized terms not defined herein have the meanings ascribed to them in the 13D.

Item 4.  Purpose of the Transaction

Item 4 of the 13D is hereby amended to add the following:

On August 10, 2021, Charles F. Willis, IV, on behalf of the Reporting Persons, delivered a letter (the “Letter of Withdrawal”) to the Board of Directors of the Issuer notifying the Board of Directors that the Reporting Persons and the Special Committee of the Board of Directors of the Issuer have mutually agreed to terminate discussions and abandon any further pursuit of the Reporting Persons’ non-binding proposal to acquire all of the outstanding shares of common stock of the Issuer not already owned by the Reporting Persons (the “Proposed Transaction”).  The Reporting Persons have ceased negotiating the terms of a merger agreement with the Issuer relating to the Proposed Transaction.  The foregoing description of the Letter of Withdrawal does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter of Withdrawal, which is filed as Exhibit 2 hereto.

Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals with respect to any of the actions specified in Item 4 of the 13D.

Item 7.   Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following exhibits as the last exhibits of Item 7 of the 13D:

1.	Joint Filing Agreement
2.	Letter of Withdrawal, dated August 10, 2021

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

CFW PARTNERS, L.P.

Date: August 10, 2021	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV
its General Partner

Date: August 10, 2021	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV

Date: August 10, 2021	By:	/s/ Austin Chandler Willis
Austin Chandler Willis